EXHIBIT 99.08

Chunghwa Telecom

April 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
March	Net sales	18,037,067	18,235,531	(-)198,464	(-)1.09%

Jan- March	Net sales	54,533,399	56,944,156	(-)2,410,757	(-)4.23%

b Trading purpose : None